# SEC Schedule 13D/A (Amendment No. 1) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Shineco, Inc., CIK 0001300734
CUSIP: 824567507
Title of class of securities: Common Stock
Address of issuer's principal executive offices: Room 1707, Block D, Modern City SOHO, No. 88, Jianguo Road, Chaoyang District, Beijing, China (F4), 100022
Date of event which requires filing of this statement: 01/07/2025
Amends the filing with accession number 0001493152-24-027141
Filed by CIK 0001513689
Persons authorized to receive notices and communications: Shanchun Huang, House 81, Seasons Villas,, Kam Tin, NT, Hong Kong, China (F4), 999077, 447999 688888

## Reporting persons
- Shanchun Huang (CIK 0001513689): type of reporting person: individual (IN); citizenship or place of organization: Malta (O1); source of funds: personal funds (PF); sole voting power 5,041,667; shared voting power 0; sole dispositive power 5,041,667; shared dispositive power 0; aggregate amount beneficially owned 5,041,667 (29.4% of the class)
  Comment: (1) On November 8, 2024, the Issuer effectuated a reverse stock split of its common stock at a ratio of 1-for-24 (the "Reverse Split"). Following the Reverse Split, each 24 shares of the Issuer's common stock outstanding were automatically combined into one new share of common stock. No fractional shares were issued in connection with the Reverse Split; any fractional shares resulting from the Reverse Split were rounded up to the nearest whole share. The par value per share of the Issuer's common stock remained unchanged. The common stock of the Issuer started trading on a post-split basis on November 12, 2024, at which time the common stock was assigned a new CUSIP number (824567507).
  
  (2) The percentage is calculated based upon 17,179,844 shares of the Issuer's common stock issued and outstanding as of April 22, 2025.
  
  (3) This Amendment No. 1 (the "Amendment") amends the statement on Schedule 13D filed with the U.S. Securities and Exchange Commission on July 12, 2024 (the "Schedule 13D") to the extent as amended and supplemented by this Amendment. Except as disclosed in and expressly amended by this Amendment, all information set forth in the Schedule 13D is hereby unaffected. Capitalized terms used but not defined in this Amendment shall have the meanings set forth in the Schedule 13D. This Amendment is being filed to report an increase in the Reporting Person's beneficial ownership percentage due to the purchase of shares of the Issuer's common stock by the Reporting Person.

## Item 1. Security and Issuer
Title of class of securities: Common Stock
Name of issuer: Shineco, Inc.
Address of issuer's principal executive offices: Room 1707, Block D, Modern City SOHO, No. 88, Jianguo Road, Chaoyang District, Beijing, China (F4), 100022

## Item 2. Identity and Background
Name of person filing: Shanchun Huang
Residence or business address: House 81, Seasons Villas, Kam Tin, NT, Hong Kong, PRC 999077
Present principal occupation or employment: Individual investor
Criminal convictions in the last five years: No.
Civil proceedings (securities laws) in the last five years: No.
Citizenship: the Republic of Malta

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: All shares of Common Stock were purchased with the Reporting Person's personal funds. The total amount of the funds used to make the purchases described in Item 4 was $ 15,900,000.

## Item 4. Purpose of Transaction
Purpose of transaction:
On June 20, 2024, the Issuer entered into a securities purchase agreement with the Reporting Person, pursuant to which the Issuer sold and issued to the Reporting Person 1,000,000 shares of the Issuer's common stock at a price of $ 5.00 per share on July 8, 2024.

On November 8, 2024, the Issuer completed the Reverse Split as described on the cover page of this Amendment. Following the Reverse Split, the Reporting Person directly held 41,667 shares of Common Stock.

On December 24, 2024, the Issuer entered into a securities purchase agreement with the Reporting Person, pursuant to which the Issuer sold and issued to the Reporting Person 5,000,000 shares of Common Stock at a price of $ 2.18 per share on January 7, 2025.

As of the date of this Amendment, the Reporting Person directly holds the shares set forth on the cover page of this Amendment.

The information set forth on the cover page of this Amendment is hereby incorporated by reference into this Item 4.

The Reporting Person acquired all of his shares of the Common Stock for investment purposes. The Reporting Person believes the securities of the Issuer represent an attractive investment opportunity.

The Reporting Person has had and anticipates having further discussions with officers and directors of the Issuer in connection with the Reporting Person's investment in the Issuer. The topics of these conversations will cover a range of issues, including those relating to the business, management, operations, capital allocation, asset allocation, capital and corporate structure, distribution policy, financial condition, mergers and acquisitions strategy, overall business strategy, executive compensation, and corporate governance. The Reporting Person may also communicate with other shareholders or interested parties, such as industry analysts, existing or potential strategic partners or competitors, investment professionals, and other investors. The Reporting Person may at any time reconsider and change his intentions relating to the foregoing. The Reporting Person may also take one or more of the actions described in subsections (a) through (j) of Item 4 of Schedule 13D and may discuss such actions with the Issuer's management, other shareholders of the Issuer, and other interested parties, such as those set out above.

The Reporting Person intends to review his investments in the Issuer on a continuing basis. Depending on various factors, including, without limitation, the Issuer's financial positions and strategic direction, the outcome of the discussions and actions referenced above, actions taken by the board of directors, price levels of the Common Stock, other investment opportunities available to the Reporting Person, tax implications, conditions in the securities market and general economic and industry conditions, the Reporting Person may in the future take actions with respect to its investment position in the Issuer as it deems appropriate, including, without limitation, purchasing additional Common Stock or other instruments that are based upon or relating to the value of the Common Stock or the Issuer in the open market or otherwise, selling some or all of the interest in the Issuer held by the Reporting Person, and/or engaging in hedging or similar transactions with respect to the Common Stock.

The Reporting Person is an affiliate of the Issuer and intends to continue to take an active role in the Issuer's management and strategic direction.

There can be no assurance that the Reporting Person will pursue any of the matters set forth above. Moreover, there can be no assurance that the Reporting Person will or will not develop any plans or proposals with respect to any of the foregoing matters or take any particular action or actions with respect to some or all of his holdings in the Issuer, or as to the timing of any such matters should they be so pursued by the Reporting Person. The Reporting Person reserve the right, at any time and in Reporting Person's sole discretion, to take or refrain from taking any of the actions set forth above.

Except as described in this Item 4, as of the date of this Amendment, the Reporting Person has no present plan or proposal that relates to or would result in any of the matters set forth in subsections (a) through (j) of Item 4 of Schedule 13D.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: The Reporting Person owns an aggregate of 5,041,667 shares of the Issuer's Common Stock. Based upon 17,179,844 shares of the Issuer's common stock outstanding as of April 22, 2025, the shares of the Issuer's Common Stock beneficially owned by the Reporting Person constitute approximately 29.4% of the Common Stock of the Issuer as calculated in accordance with Rule 13d-3(d)(1).
Number of shares as to which each person has sole or shared power to vote or dispose: Mr. Huang may be deemed to hold sole voting and dispositive power over 5,041,667 shares of common stock of the Issuer.
Transactions in the class effected during the past sixty days: To the best knowledge of the Reporting Person, except as set forth in this Amendment, the Reporting Person has not effected any other transactions in any securities of the Issuer in the past 60 days.
Other persons with the right to receive dividends or sale proceeds: To the best knowledge of the Reporting Person, except as set forth in this Amendment, no person other than the Reporting Person has the right to receive, or the power to direct the receipt of, dividends from, or the proceeds from the sale of the shares of Common Stock reported in Item 5(a).
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: Other than as described herein, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Person and any other person with respect to any securities.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit 10.1

Securities Purchase Agreement dated December 24, 2024, by and between the Issuer and the Reporting Person (incorporated by reference to Exhibit 10.1 to the Issuer's Current Report on Form 8-K, filed with the SEC on December 30, 2024)

## Signatures
- Shanchun Huang: /s/ Shanchun Huang, Shanchun Huang (04/24/2025)